Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 36 DATED AUGUST 22, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update

Asset Update

RSE Verse Controlled Subsidiary

On December 10, 2018, we directly acquired ownership of a “majority-owned subsidiary”, RSE Verse Controlled Subsidiary (the “Verse at Royal Palm Beach Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,100,000, which was the initial stated value of our equity interest in the Verse at Royal Palm Beach Controlled Subsidiary (the “Verse at Royal Palm Beach Controlled Subsidiary Investment”). The Verse at Royal Palm Beach Controlled Subsidiary used the proceeds of the Verse at Royal Palm Beach Controlled Subsidiary Investment to refinance the acquisition of a stabilized garden-style multifamily property totaling 200 units and approximately 240,000 rentable square feet located at 222 Kingfisher Way, Royal Palm Beach, FL 33411 (the “Verse at Royal Palm Beach Property”). Details of this acquisition can be found here.

On August 16, 2022, the Verse at Royal Palm Beach Controlled Subsidiary redeemed the Verse at Royal Palm Beach Controlled Subsidiary Investment in full. The Verse at Royal Palm Beach Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Verse at Royal Palm Beach Controlled Subsidiary Investment through the sale of the Verse at Royal Palm Beach Property. All preferred return payments were paid in full during the investment period, and the investment yielded a return on investment of roughly 10.5% on an annualized basis.